Velo3D, Inc.

2710 Lakeview Court

Fremont, California 94538

VIA EDGAR

April 6, 2026

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jan Woo

Re:	Velo3D, Inc.
Registration Statement on Form S-3 (File No. 333-294876)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Velo3D, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) so that the Registration Statement will be declared effective as of 4:01 p.m. Eastern time, on Wednesday, April 8, 2026, or as soon as practicable thereafter. The Company hereby authorizes Lisa R. Reidy or Alexander T. Yarbrough, both of whom are attorneys at the Company’s outside legal counsel, Troutman Pepper Locke LLP, to orally modify or withdraw this request for acceleration.

Once the Registration Statement has been declared effective, please orally confirm that event with Ms. Reidy at (757) 932-9229 or Mr. Yarbrough at (704) 998-4077.

Thank you for your assistance in this matter.

Sincerely,

Velo3D, Inc.

/s/ Arun Jeldi
Name:	Arun Jeldi
Title:	Chief Executive Officer

cc (via email):	Nancy Krystal, Vice President, General Counsel, Velo3D, Inc. Thomas M. Rose, Troutman Pepper Locke LLP Alexander T. Yarbrough, Troutman Pepper Locke LLP Lisa R. Reidy, Troutman Pepper Locke LLP